Exhibit 30

Mutual Waiver and Release

Reference is hereby made to the US$300,000,000 Fixed Rate Secured Bullet Notes (the "Notes") of Scailex Corporation Ltd. ("Scailex"), issued to Advent Investments Pte Ltd. ("Advent"), under the Placement Agreement, dated October 28, 2009, between Scailex and Advent and the Trust Deed, dated October 28, 2009, between Scailex and Hermetic Trust (1975) Ltd., which was appointed as a trustee of the Notes (the "Trustee") and any other agreement, contract, understanding or other instrument related to the Notes, including any schedules, annexes and exhibits thereto, as may be amended, supplemented or otherwise modified from time to time until the Effective Date, as defined below (together with the Notes: the "Original Issue Documents").

Reference is further made to that certain Assumption Agreement dated November 30, 2012 between Advent and S.B Israel Telecom Ltd. (and/or any affiliate thereof) ("SPV" and "Assumption Agreement", respectively).

Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Assumption Agreement.

Each of Scailex and Advent hereby unconditionally and irrevocably (except as explicitly provided herein) acknowledges and confirms the following items, subject, however, to the following (i) Scailex' and Advent's consents and acknowledgements set out herein shall be conditional and become effective as of the Effective Date and subject to the closing and the consummation of the Assumption Transactions and the Acquisitions Transactions, as evidenced by the New Issue Documents on the Effective Date; (ii) on the Effective Date, Scailex shall have assigned and SPV shall have assumed all outstanding obligations, liabilities and responsibilities under the Original Issue Documents, as amended and restated by the New Issue Documents, and (iii) On or prior to the Effective Date, Scailex shall have repaid all interest payments accrued under the Notes until the Effective Date (inclusive) (whether such amounts are due or not), as evidenced by and subject to the conditions of the Original Issue Documents.

For the purpose of this Release "Claims and Demands" shall mean  all liabilities, obligations, demands, claims, actions, costs, taxes, fines, damages and expenses (including reasonable legal fees, court costs, and all amounts paid in investigation, defense or settlement of any of the foregoing), whether or not arising out of third party claims, in law or in equity, of any nature whatsoever, whether expressed or implied, known or unknown, in connection with or in respect of the Original Issue Documents, as of the Effective Date.

(a)
Effective as of the Effective Date, each of Scailex and Advent unconditionally, irrevocably and completely (except as explicitly provided or conditioned herein) waives, releases and discharges the other party and all of its direct or indirect, subsidiaries, affiliates, associates, shareholders, agents, directors, officers, partners, employees, representative, and all persons acting by, through, under or in concert with such party (collectively, the "Personnel") from and against all Claims and Demands it might have against such party and its Personnel.

(b)
For the avoidance of doubt, this Mutual Waiver and Release shall ab initio be null and void and shall have no force and effect whatsoever, in the event that at any time (whether, prior to, on or following the Effective Date) the Assumption Transactions and/or the Acquisition Transactions are terminated, annulled, rescinded, or become ineffective  or non-enforceable, in whole or in part, for any reason whatsoever, as a result of any judicial proceeding,  and in such events: (i) all rights and obligations of the Parties in and under the Original Issue Documents, as evidenced by the Notes, including the Existing Debentures, shall continue to be effective or be reinstated (as the case may be), as though the assignment by Scailex and the Assumption by SPV had not been made; and (ii) all of the obligations of SPV and Advent under the New Issue Documents, as well as Scailex' obligations thereunder, shall be terminated. In such event, each party to the New Issue Documents, as well as Scailex, shall be entitled to full restitution of its original rights and assets prior to the Effective Date.

IN WITNESS WHEREOF, the undersigned Parties executed this Mutual Waiver and Release on this day of January 29, 2013:

Advent Investments Pte Ltd.	Scailex Corporation Ltd.

By: /s/ Robin Sng Cheng Khoong	By: /s/ Yahel Shachar
Name: Robin Sng Cheng Khoong Title: Director	Name: Yahel Shachar Title: CEO

Joint Confirmation

We hereby acknowledge the receipt of the above Mutual Waiver and Release Letter and we unconditionally, irrevocably and completely waive, release and discharge Scailex, Advent, SPV and Trustee and their respective Personnel as of the Effective Date from any Claim or Demand, subject to closing and consummation of the Assumption Transactions and the Acquisitions Transactions, as evidenced by the New Issue Documents, and subject further to the other terms and conditions in the above Mutual Waiver and Release Letter.

Hermetic Trust (1975) Ltd.	S.B Israel Telecom Ltd.

By: /s/ Merav Offer-Oren	By: /s/Adam Chesnoff
Name: Merav Offer-Oren Title: Joint CEO	Name: Adam Chesnoff Title: Director
Advent Investments Pte Ltd.	Scailex Corporation Ltd.

By: /s/ Robin Sng Cheng Khoong	By: /s/ Yahel Shachar
Name: Robin Sng Cheng Khoong Title: Director	Name: Yahel Shachar Title: CEO